UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:    James J. Hoecker, Chairman;
                         Vicky A. Bailey, William L. Massey,
                         Linda Breathitt, and Curt Hebert, Jr.


New England Power Company
Massachusetts Electric Company
Narragansett Electric Company
New England Electric Transmission Corporation
New England Hydro-Transmission Corporation
New England Hydro-Transmission Electric                   Docket No. EC99-70-000
     Company, Inc.
AllEnergy Marketing Company, L.L.C.
Montaup Electric Company
Blackstone Valley Electric Company
Eastern Edison Company
Newport Electric Corporation
Research Drive LLC


New England Power Company                               Docket No. ER99-2832-000
Montaup Electric Company                                     (Not Consolidated)



              ORDER CONDITIONALLY AUTHORIZING MERGER, CONDITIONALLY
                 ACCEPTING PROPOSED JOINT TARIFF AND NOTICES OF
            CANCELLATION FOR FILING, AND DIRECTING COMPLIANCE FILINGS

                           (Issued September 29, 1999)


     On May 5, 1999, as supplemented on May 26, 1999, and July 1, 1999, in Docket No. EC99-70-000, New England Power Company (NEP) and its affiliates (Massachusetts Electric Company, Narragansett Electric Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, New England Hydro-Transmission Electric Company, Inc., AllEnergy Marketing Company, L.L.C., and Research Drive LLC) (collectively, NEES Companies), and

Montaup Electric Company (Montaup) and its affiliates holding jurisdictional assets (Blackstone Valley Electric Company, Eastern Edison Company, Newport Electric Corporation) (collectively, EUA Companies) (collectively, Applicants) filed a joint application pursuant to section 203 of the Federal Power Act
(FPA)1 for approval of the disposition of jurisdictional facilities involved in the merger of New England Electric System (NEES), the parent company of NEES Companies, with Eastern Utilities Associates (EUA), the parent company of EUA Companies. In addition, Applicants request approval for the subsequent mergers and consolidations of the complementary operating companies of the two systems that hold jurisdictional assets. Also, Applicants request approval, if required, of the acquisition by the National Grid Group plc (National Grid) of EUA Companies resulting from the merger of National Grid and NEES in Docket No. EC99-49-000.2

     On May 5, 1999, in Docket No. ER99-2832-000, in a related filing, Applicants filed: (1) an open access transmission tariff for the merged system (Joint Tariff); (2) a notice of cancellation for Montaup's open access transmission tariff; and (3) notices of cancellation for rate schedules between Montaup and NEP which are no longer needed as a result of the merger.

     As discussed below, the Commission concludes that the proposed merger, as conditioned herein, will not adversely affect competition, rates, or regulation. Therefore, we will conditionally approve the merger, as consistent with the public interest. Further, the Commission will conditionally accept Applicants' proposed Joint Tariff and notices of cancellation for filing, without hearing or suspension, subject to the outcome of various dockets and subject to Applicants' revising the transmission rates to reflect the currently effective rates for both Local Network Service and Regional Network Service in NEPOOL during the transition period over which the full Regional Network Service rate is phased

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1    16 U.S.C. 824b (1994).

2 By order issued June 16, 1999, the Commission approved the merger of NGG Holdings LLC, a subsidiary of National Grid, into NEES. Through that merger, NEES, the surviving entity, and the NEES Companies became indirect subsidiaries of National Grid. New England Power Co., et al., 87 FERC 61,287 (1999) (National Grid/NEES).

into the NEPOOL Tariff. Additionally, Applicants are directed to file a revised Joint Tariff within 30 days of consummation of the merger.

I.   Background

     A.   Description of the Parties to the Merger

          1.   NEES

     NEES is a registered public utility holding company headquartered in Westborough, Massachusetts whose affiliates own and operate electric transmission and distribution assets and market electric energy and related services in New England. The affiliates that deliver electric energy serve about
1.3 million customers in Massachusetts, Rhode Island, and New Hampshire. Other NEES subsidiaries offer telecommunications and other services. NEES does not directly own any facilities subject to the Commission's jurisdiction.

               a.   NEP

     NEES's wholly-owned subsidiary NEP is a public utility organized and operated under the laws of Massachusetts. NEP owns and operates about 2,600 miles of transmission facilities located in Massachusetts, New Hampshire, and Vermont. NEP has disposed of almost all of its non-nuclear generating assets.3

               b. NEP Affiliates - The NEES Distribution and Transmission Companies

     NEES wholly owns the following distribution companies: Massachusetts Electric, Granite State Electric Company (Granite State), Nantucket Electric

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3    NEP still owns a 9.3 percent share in an oil-fired generating unit, which it is attempting to sell. See Application at 8; Attachment 1 at 6. NEP still holds minority, non-operating interests in three nuclear generating companies (Connecticut Yankee, Maine Yankee, and Yankee Atomic) with retired nuclear facilities and in three other operating nuclear units (Millstone 3, Seabrook, and Vermont Yankee). Applicants state that NEP has agreed to attempt to divest these nuclear entitlements pursuant to its restructuring settlements approved by this Commission and the state commissions regulating its affiliates. Application at 8-9.

Company (Nantucket), and Narragansett.4 Other NEES affiliates own and operate transmission facilities interconnecting New England and Quebec. These affiliates include New England Electric, New England Hydro, and New England
Hydro-Electric.5

               c.   AllEnergy Marketing Company, L.L.C.

    NEES, through its subsidiary, NEES Energy, Inc., owns 100 percent of the voting stock of AllEnergy Marketing Company, L.L.C., a power marketer that sells electric energy, natural gas and heating oil to commercial, industrial and residential consumers in the Northeast and markets propane, fuel oil and other liquid fuels through its subsidiary, Texas Fluids. AllEnergy also sells fuel oil through its PAL and Griffith operating divisions.

               d.   Research Drive LLC

    Research Drive LLC, a Massachusetts company, is owned by NEES and NEES Global, Inc., and was formed for the express purpose of effectuating the consolidation of EUA into NEES (HoldCo Merger).

          2.   EUA

    EUA is an energy services holding company in Massachusetts whose affiliates are engaged in the transmission and distribution of electricity to about 305,000 consumers in Massachusetts and Rhode Island. Non-utility subsidiaries of EUA market energy efficiency services nationwide and invest in other non- regulated businesses.

               a.   EUA Affiliates - Distribution and Transmission Companies

    EUA wholly owns the following distribution companies: Eastern Edison; Blackstone Valley; and Newport Electric. Eastern Edison, together with Montaup, owns approximately 4,600 miles of transmission and distribution lines; Blackstone Valley owns approximately 1,700 miles of transmission and

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4        Neither Granite State nor Nantucket owns any jurisdictional facilities.
         Application at 10, n.15.

5 NEES wholly owns New England Electric and owns majority interests in New England Hydro and New England Hydro-Electric.

distribution lines; and Newport Electric owns approximately 800 miles of transmission and distribution lines.6

     Montaup, a subsidiary of Eastern Edison, provides interstate transmission service to its retail distribution affiliates (Eastern Edison, Blackstone Valley and Newport Electric) and to two non-affiliated municipal electric utilities.7 Montaup has sold or signed purchase and sale agreements for all of its non-nuclear generation assets.8

               b.   EUA Ocean State Corporation

     EUA wholly owns EUA Ocean State Corporation (EUA Ocean State), which owns a
29.9 percent partnership interest in the Ocean State Power generating station in Rhode Island. EUA Ocean State does not market the power produced from this plant. All rights to the power produced are committed to long-term contracts.

     B.   Description of the Proposed Merger, the Joint Tariff and Other Filings

          1.   The Proposed Merger

     Applicants seek authorization for a two-phase merger. Phase I involves the merger of EUA into Research Drive, which will make EUA a subsidiary of NEES, with EUA subsequently being consolidated into NEES (the HoldCo Merger). Phase II involves the subsequent mergers and consolidations of the complementary operating companies of the two systems, to the extent such mergers involve companies holding jurisdictional assets (the OpCo Merger). Applicants state that the OpCo Merger will take place as soon as practicable after the completion of the HoldCo Merger.

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6    Application at 12-13.

7 Montaup has a small ownership interest in New England Hydro-Transmission Corporation and New England Hydro-Electric Transmission Electric Company, Inc. Application at 13, n.16.

8 Montaup currently has minority non-operating interests in the same nuclear generating companies as NEP, including those with retired nuclear facilities and those with operating units (see supra note 3). Application at 14. Montaup has signed an agreement to sell its share of Seabrook, for which it is seeking regulatory approval, and it is attempting to divest itself of its remaining nuclear ownership interests.

     Applicants further state that it is possible that the National Grid/NEES merger will be completed before the OpCo Mergers, in which case Commission approval would be required for the acquisition of the EUA Companies by National Grid as a result of the National Grid/NEES merger. Applicants request that the Commission grant such approval in this proceeding.9

          2.   The Joint Tariff and Other Filings

     In support of the proposed merger, NEP and Montaup have submitted in Docket No. ER99-2832-000: (1) an open access transmission tariff for the merged system (Joint Tariff); (2) a notice of cancellation of Montaup's open access transmission tariff; and (3) notices of cancellation of rate schedules between Montaup and NEP which are no longer needed as a result of the merger. NEP and Montaup propose a two-phased approach (intended to mirror the phases of the merger) for implementation of the Joint Tariff. During Phase I, NEP's currently effective open access tariff will be amended (and Montaup's open access tariff will be canceled) to form a Joint Tariff for service over both NEP and Montaup facilities at zonal rates. Under the zonal rates, current rates for service under NEP's tariff would continue to apply to customers connected to NEP while current rates under Montaup's tariff would continue to apply to customers connected to Montaup. NEP and Montaup propose to charge a single system formula rate applicable to all customers for Phase II based on the total transmission investment of the combined company, subject to an exception designed to hold Montaup's existing transmission customers harmless.

II.  Notices of Filing, Interventions, and Answers

     A.   The Merger

     Notice of Applicants' merger application was published in the Federal Register, 64 Fed. Reg. 27,766 (1999), with motions to intervene or protests due on or before July 6, 1999. Notice of Applicants' May 28 supplemental filing was published in the Federal Register, 64 Fed. Reg. 30,506 (1999), with motions to intervene or protest due on or before July 6, 1999. Notice of Applicants' July 1

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9    Applicants request that the necessary supporting information for the acquisition of the EUA Companies by National Grid be incorporated by reference from the application in the National Grid/NEES proceeding in Docket No. EC99-49-000.

supplemental filing was published in the Federal Register, 64 Fed. Reg. 37,525
(1999), with motions to intervene or protests due on or before August 2, 1999.

     Timely motions to intervene and protests were filed by: Taunton Municipal Lighting Plant, Middleborough Gas and Electric Department and Pascoag Fire District (Taunton); and the Energy Council of Rhode Island (TEC-RI).10 The Massachusetts Department of Telecommunications and Energy (Massachusetts Department) filed a notice of intervention. Timely motions to intervene were filed by: the Office of the Attorney General of the Commonwealth of Massachusetts (MassAG); the Attorney General of Rhode Island and the Rhode Island Division of Public Utilities and Carriers (Rhode Island); National Grid; PG&E Generating Company (PG&E Gen); and Cambridge Electric Light Company, Canal Electric Company, and Commonwealth Electric Company (COM/Electric Companies).

     On June 21, 1999, Applicants filed an answer to Taunton's protest. On June 28, 1999, Applicants filed an answer to TEC-RI's protest.

     On September 3, 1999, Massachusetts Municipals filed a late motion to intervene and protest.11 On September 20, 1999, Applicants filed an answer.

     B.   Joint Tariff and Other Filings

     Notice of Applicants' filing in Docket No. ER99-2832-000 was published in the Federal Register, 64 Fed. Reg. 27,776 (1999), with motions to intervene or protests due on or before May 25, 1999.

     Hydro-Quebec and HQ Energy Services (US) Inc. (Hydro-Quebec) filed a timely motion to intervene and protest.

     The Massachusetts Department filed a notice of intervention. COM/Electric Companies and Taunton, filing only on its own behalf, filed timely motions to intervene.

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10   TEC-RI is a group of large electricity users in Rhode Island. TEC-RI's motion to intervene is timely, because it was filed by the intervention date established in the notice of Applicants' July 1 supplemental filing.

11   Massachusetts Municipals consist of 22 municipal utilities.

     Rhode Island and Middleborough Gas Department and Pascoag Fire District (Middleborough and Pascoag) filed late motions to intervene.

     Massachusetts Municipals filed a late motion to intervene and protest. PG&E Gen, USGen New England, Inc., and PG&E Energy Trading-Power, L.P. (PG&E Gen Companies) filed a late motion to intervene and comments.

     On June 9, 1999, Applicants filed an answer to Hydro-Quebec's protest. On July 2, 1999, Applicants filed an answer to Massachusetts Municipals' protest and PG&E Gen Companies' comments.

III. Discussion

     A.   Procedural Matters

          1.   The Merger

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure,12 the notice of intervention and timely, unopposed motions to intervene serve to make those who filed them parties to this proceeding.

     We will also grant Massachusetts Municipals' late motion to intervene in light of the early stage of the proceeding and the absence of undue prejudice or delay.

     We will also permit Applicants' answers. They have aided us in understanding the issues.

          2.   Joint Tariff and Notices of Cancellation

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure,13 the notice of intervention and timely, unopposed motions to intervene serve to make those who filed them parties to this proceeding.

     We will also grant the late motions to intervene to those who filed them in light of the early stage of the proceeding and the absence of undue prejudice or delay.

---------------

12   18 C.F.R. 385.214 (1999).

13   18 C.F.R. 385.214 (1999).

     We will permit Applicants' answers. They have aided us in understanding the issues.

     B.   The Merger

          1.   Standard of Review

     Section 203(a) of the Federal Power Act (FPA)14 provides, in relevant part, as follows:

     No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

Under section 203(a), the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest."15

     In 1996, the Commission issued its Merger Policy Statement updating and clarifying its procedures, criteria and policies applicable to public utility mergers.16 The Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

     For the reasons discussed below, we find that Applicants proposed merger, as conditioned herein, is consistent with the public interest. Accordingly, we will conditionally approve the merger.

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14   16 U.S.C. 824b (1994).

15   16 U.S.C. 824b(a) (1994).

16   Inquiry Concerning the Commission's Merger Policy Under the Federal Power
     Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Statutes and Regulations 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC 61,321 (1997) (Merger Policy
     Statement).

          2.   Effect on Competition

               a.   Applicants' Analysis

     Applicants state that the proposed merger will not have an adverse effect on competition. In support, Applicants note that as a result of restructuring legislation and restructuring agreements approved by the Commission and state regulators, the subsidiaries of NEES and EUA have divested virtually all of their generation and power purchase contracts. What remaining generation resources they own are in the form of minority interests. As a result, neither company has operational control over any generation resources and would not have the ability to exercise market power by restricting output.17 Moreover, Applicants state that they are planning to divest the remainder of their interests in generation facilities and that New England has experienced the entry of new generators and expansion of existing generation, demonstrating that the merged company will possess no market power. As a result of the foregoing, Applicants reason that it is not necessary to define relevant markets and assess market concentration. Nevertheless, Applicants' analyze three existing market power studies involving NEPOOL to confirm their conclusion that the merger poses no competitive concerns.18 They conclude that using economic capacity and total capacity, the post-merger market (in all three studies) is moderately concentrated and pre- to post-merger increases in concentration are less than

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17   In support, Applicants note that the proposed merger would consolidate
     NEP's 400 MW of minority interests in generating capacity with Montaup's 131 MW of minority interests in generating capacity, and that this amount is de minimis (approximately 2 percent) when compared to the 24,000 MW of total generating capacity in New England. NEP's and Montaup's minority interests in nuclear facilities include 12.1 percent and 4.01 percent shares in Millstone 3, respectively; and 17.98 percent and 2.25 percent shares in Vermont Yankee, respectively. NEP also has a 9.96 percent share in Seabrook 1 and a 9.27 percent share of Wyman 4, an oil-fired stream turbine. Montaup has a purchased power agreement with Entergy for the output of 11 percent of the Pilgrim nuclear plant.

18 Consistent with the studies they analyze, Applicants assume that NEPOOL is the relevant geographic market because: (1) the pool-wide transmission tariff in New England permits the delivery of power from anywhere in the region covered by ISO New England to a given location for one price and (2) dispatch in NEPOOL is generally unconstrained by transmission.

nine HHI points well below the thresholds specified in the Department of Justice/Federal Trade Commission Horizontal Merger Guidelines (DOJ/FTC Merger Guidelines).19

     Finally, Applicants conclude that the merger raises neither (1) transmission market power concerns because transmission service is available under the NEPOOL open access transmission tariff and Applicants do not compete for the sale of transmission services, nor (2) vertical concerns relating to the consolidation of electric and fuel delivery assets because Applicants have no interests other than their electricity transmission and distribution assets.

               b.   Discussion

     In the Merger Policy Statement, the Commission adopted the DOJ/FTC Merger Guidelines as our basic framework for analyzing the effect on competition of a proposed horizontal merger.20 The Merger Policy Statement adopted a five- part analytic screen and set forth the conditions under which the Commission would set the issue of competition for hearing.21 The Commission also explained in the Merger Policy Statement that merger applicants would not need to perform the screen analysis set forth in Appendix A in cases where the merging firms do not have facilities or sell relevant products in common geographic markets.22 At the same time, however, we explained that while the screen analysis would be a valuable analytical tool in evaluating the effect of mergers on competition, it

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19   The three studies analyzed by Applicants include the: (1) February 1999
     Appendix A analysis provided in the merger application of Boston Edison and Commonwealth Energy; (2) September 1997 market power analysis provided in the application of NEP and Narragansett Electric to divest their non-nuclear generation resources to USGen New England; and (3) February 1997 market power study submitted by NEPOOL related to its restructuring and request for market-based rates. Applicants adjust the results of the three studies to reflect divestitures (recent and pending) and the effect of combining NEP's and Montaup's remaining generation.

20   Merger Policy Statement at 30,117-18.

21 Id. at 30,119. Appendix A of the Merger Policy Statement provides a detailed illustrative description of the analytic screen.

22   Id. at 30,136.

was intended to be somewhat flexible and that while it set out a general method, we would consider other methods and factors where applicants properly support them.23

     As noted above, Applicants have relied primarily on the fact that they have no operational control over generation resources to conclude that the proposed merger will not adversely affect competition. They buttress this conclusion with the results of previously filed market power studies, modified to reflect the proposed merger. Aside from the results of Applicants' modified market power analyses, we note that there are factors -- not related to market definition and concentration -- that bear materially and significantly on the issue of whether the proposed merger poses competitive concerns. Specifically, we note that the merged company would have small interests in, and no operational control over, jointly-owned generating resources in NEPOOL. Given these particular circumstances, we believe that the merged company would not have control over generating resources, and, therefore, would not be able to exercise market power by withholding output. We note that NEPOOL market rules and procedures do not allow the individual owners of jointly-owned resources to separately bid (or not bid) into the energy market.24 We also note, in any event, that the requirements of ISO New England prevent the physical withholding of output from the energy market and, were it to occur, the problem would be identified and remedied by the ISO's market power monitoring and mitigation measures approved by the Commission.25 For these reasons, and because no intervenor argues to the contrary, we find that the proposed merger does not raise competitive concerns.

          3.   Effect on Rates

               a.   Background

     The Merger Policy Statement explains our concern that there be adequate ratepayer protection from adverse rate effects as a result of a merger. It

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23   Id. at 30,119.

24 Filing of Market Rules, submitted by NEPOOL Executive Committee, FERC Docket No. ER99-1374, January 19, 1999, Attachment 1 at 10.

25 Revised Market Rules, submitted by NEPOOL Executive Committee, FERC Docket No. ER99-1374, April 29, 1999, Attachment 1 at 4-5.

describes various commitments that may be acceptable means of protecting ratepayers, such as hold harmless provisions, open seasons for wholesale customers, rate freezes, and rate reductions.26

     According to the application, the proposed merger will have no adverse effect on rates. With respect to wholesale rates, Applicants maintain that no adverse effects will occur because both NEP and Montaup have divested virtually all of their generation assets (and plan to sell the remainder). In addition, NEP and Montaup currently make only limited wholesale sales (with Montaup's sales terminating by 2000) and the arrangements governing those sales are unaffected by the merger.

     Before discussing Applicants' proposed hold harmless provision as it relates to transmission rates, we provide a brief description of the rate structure for network transmission service offered in New England about which intervenors complain. During the transition period (discussed below) network transmission customers in New England pay two transmission rates; (1) a Local Network Service (LNS) rate for service that utilizes the low voltage facilities (known as non-Pool Transmission Facilities or non-PTF) in the region; and (2) a Regional Network Service (RNS) rate for service that utilizes the high voltage facilities (PTF) in the region. LNS is provided under individual company open access transmission tariffs on file with the Commission. RNS is provided under the NEPOOL Open Access Transmission Tariff (NEPOOL Tariff). The LNS rate is based on the costs of the individual company while the RNS rate is based on the costs of the combined pool-wide high voltage system. However, in order to lessen the impact of cost-shifting that would result from the immediate blending of the individual Participant rates into a single pool-wide RNS rate, the NEPOOL Tariff provides for an eleven-year transition period over which the full RNS rate is gradually phased in.

     Applicants propose a hold harmless provision for their local transmission rates that applies to the two phases of the merger. Phase I extends from the effective date of the HoldCo merger until the effective date of the OpCo mergers. During this period, transmission customers will see no change in the formula or cost elements included in their local transmission charge. During Phase II, a single formula transmission rate will become effective for local transmission service on the combined system. Applicants note, however, that blending the two local transmission rates will cause NEP's transmission customers to experience a slight decrease in rates while Montaup's transmission customers will experience a slight increase in rates. Therefore, in order to

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26   Merger Policy Statement, FERC Stats. and Regs. at 30,123-24.

hold Montaup's transmission customers harmless from any adverse rate effects associated with the merger, Applicants propose to freeze Montaup's local transmission rates for non-affiliated transmission customers at the existing level for at least 5 years. However, Applicants offer no protection for their affiliated transmission customers or for RNS customers.27

     In addition, Applicants note that there will be an acquisition premium and transaction costs associated with the proposed merger which may be pushed down to the operating companies. However, Applicants commit not to attempt to recover these merger-related costs through rates without first receiving specific regulatory approval to do so. For these reasons, Applicants assert that their ratepayers will be held harmless, and thus, the Commission's ratepayer protection goals are met.

     Intervenors Taunton, TEC-RI and Massachusetts Municipals dispute Applicants' claim that their ratepayer protection proposal is adequate. Taunton argues that in addition to the protection offered regarding LNS rates, it should also be insulated from merger-related cost increases in its RNS rates under the NEPOOL Tariff. Taunton states that the RNS rate it pays under the NEPOOL Tariff, pre- merger, is lower than it will be following consolidation of the revenue requirements of NEP and Montaup after the merger,28 and that Applicants' proposed hold harmless provision does not address this outcome. Accordingly, Taunton argues that the Commission should condition its approval of the merger on the requirement that Applicants hold Taunton harmless from increases in RNS rates resulting from the merger.

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27   Applicants maintain that it is unnecessary to provide ratepayer protection for Montaup's affiliated customers because the slight increase in the transmission component of the retail rates will be more than offset by the blending of NEP's lower Contract Termination Charge (CTC) with Montaup's higher CTC. The CTC is explained more fully below in connection with the discussion of TEC-RI's concerns.

28 As previously noted, the NEPOOL Tariff contains a transition period designed to mitigate against cost increases for transmission service that would result if the RNS rate were not phased in. The RNS transition rate is based, in part, on the individual Participant's PTF costs as a percentage of pool-wide PTF costs. Taunton argues that consolidation of NEP's relatively high individual PTF costs with Montaup's relatively low individual PTF costs (for purposes of calculating the RNS transition rate) increases Taunton's rates for RNS.

     TEC-RI contends that Applicants' proposed ratepayer protection plan does not adequately protect the retail ratepayers of Narragansett (NEP's distribution affiliate in Rhode Island) from merger-related cost increases. Specifically, TEC-RI asserts that Narragansett's retail ratepayers will face a $117 million increase in stranded cost charges as a result of Applicants proposal to blend NEP's lower CTC with Montaup's higher CTC.29 To prevent this cost- shifting, TEC-RI requests that the Commission condition its approval of the merger on the requirement that Applicants hold ratepayers of Narragansett harmless from increases resulting from the merger of the CTCs of NEP and Montaup.

     Massachusetts Municipals argue that Applicants' plan to phase in a single, blended LNS rate only upon consummation of the OpCo Mergers constitutes an adverse effect on their LNS rates during Phase I of the merger. Massachusetts Municipals maintain that because a blended LNS rate would result in a rate decrease, the blended rate should become effective at the earliest possible moment; i.e., upon consummation of the HoldCo Merger. Massachusetts Municipals state that Applicants have not specified a date certain for the consummation of the OpCo Mergers and argue that no delay (especially one of unknown length) should be permitted before Massachusetts Municipals are able to realize benefits from the proposed merger. Massachusetts Municipals request that approval of the proposed merger be conditioned on the filing of a blended rate effective upon consummation of the HoldCo Merger or, alternatively, effective no later than 60 days after consummation of the HoldCo Merger.

     In response to Taunton, Applicants argue that Taunton's concerns fall outside of the scope of this proceeding because Applicants do not have unilateral authority to modify the transition mechanism or other rate design elements of the NEPOOL Tariff. Applicants argue that the Merger Policy Statement requires ratepayer protection for customers under Applicants' rate schedules and

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29   As part of the industry restructuring proceedings in Rhode Island and
     Massachusetts, NEP and Montaup have executed settlement agreements with their wholesale requirements customers allowing those customers to terminate their existing agreements on short notice should they wish to participate in the competitive market. In exchange, these customers have agreed to pay CTCs based on the stranded costs associated with expenditures made to provide them with requirements service.

tariffs, not under tariffs which are not controlled by Applicants.30 Applicants also argue that Taunton's request would deter the formation of Regional Transmission Organizations (RTOs) and the consolidation of transmission utilities within already-formed RTOs. Finally, Applicants argue that Taunton's request for ratepayer protection for nine years under the NEPOOL Tariff is unreasonably long.

     In response to TEC-RI, Applicants state that TEC-RI has incorrectly characterized their proposal. Applicants maintain that they are not proposing any modification of the wholesale CTCs that are paid by the NEES and EUA distribution companies to NEP and Montaup, respectively. Rather, Applicants explain that their distribution companies have made a proposal before the Rhode Island Public Utilities Commission (Rhode Island Commission) to blend the retail transition charges which they assess their customers based on the wholesale CTCs they pay. Applicants argue the retail rate plan is a state matter, and that TEC-RI, which is a party to the state proceeding, will have ample opportunity to present its concerns to the Rhode Island Commission.

     In response to Massachusetts Municipals, Applicants argue that in another case,31 the Commission denied an intervenor's request to order Atlantic City Electric Company and Delmarva Power and Light Company to form one rate zone under the PJM regional tariff in connection with their merger.32 Applicants

---------------

30 As further support, Applicants cite Northeast Utilities Service Company, 56 FERC 61,269 (1991), reh'g denied, 58 FERC 61,070 (1992), aff'd in relevant part, Northeast Utilities Service Co. v. FERC, 993 F.2d 937,951 (1st Cir.
     1993), cert. denied, 498 U.S. 73 (1992) (NU), where the Commission affirmed an Administrative Law Judge's decision to allow single participant status under the NEPOOL Agreement for merging entities, which resulted in a $364 million cost shift from the merger applicants to other NEPOOL members. Applicants' Answer to Taunton at 5.

31   See Atlantic City Electric Co., 86 FERC 61,318 (1999) (Atlantic City
     Electric).

32   Applicants cite the following excerpt from Atlantic City Electric:

          [W]e already had ordered [PJM] to develop a uniform, single system rate for the entire PJM control area (which included Atlantic City Electric and Delmarva) within 5 years. [citation omitted] At [that] time, . . ., we believed it reasonable to try to avoid abrupt cost shifting that would occur in the interim if we ordered Atlantic City Electric and Delmarva to convert to a single system-wide rate. [citation omitted] The circumstances have not changed, and neither has our view of this matter.

     Id. at 62,142-43.

contend that the circumstances in this case are essentially similar to those in Atlantic City Electric and that Applicants' proposal will avoid the kind of abrupt cost-shifting that concerned the Commission in Atlantic City Electric. Applicants further state that in BEC Energy and Commonwealth Energy Systems,33 the Commission approved the disposition of jurisdictional facilities by the public utility subsidiaries of BEC Energy and Commonwealth Energy as part of the proposed merger of BEC Energy and Commonwealth Energy even though the Applicants in that case retained separate transmission rates and tariffs for their operating affiliates. Applicants further argue that their proposal to retain the two existing rate formulas for a short period is consistent with the Commission's approach, in the Notice of Proposed Rulemaking on Regional Transmission Organizations,34 of maintaining flexibility in allowing the recovery of transmission costs through mechanisms other than single region-wide rates, including the "license plate" approach under which transmission access fees are paid by load serving entities based on the fixed transmission costs of the local utility. Finally, Applicants contend that the hold harmless provision of the Merger Policy Statement, does not entitle Massachusetts Municipals to a rate reduction.

               b.   Discussion

     At the outset, we note that Applicants do not dispute Taunton's claim that Taunton's cost of purchasing RNS would increase as a result of the consolidation of NEP's and Montaup's revenue requirements under the NEPOOL Tariff after the merger. However, for the reasons discussed below, we decline to adopt the narrow approach to ratepayer protection advocated by Taunton, but instead will require Applicants to develop a mechanism to maintain the status quo with respect to transmission rates, both LNS and RNS, in NEPOOL during the transition period.

     As NEPOOL has previously explained, its restructuring proposal was the product of over two years of intensive discussions, deliberations, and negotiations among NEPOOL Participants, Non-Participants and state regulators.

---------------

33   88 FERC 61,002 (1999).

34   87 FERC 61,173 (1999).

According to NEPOOL, its proposal reflects an historic agreement on broad ranging issues, including rates for transmission service in the region.35 The Commission, showing great deference to the bargain of the parties, conditionally approved the proposed restructuring,36 including the proposed transition period which governs rates for RNS in NEPOOL.37 After consideration, we find that this merger, if left unconditioned, will unjustifiably upset that bargain. Therefore, because the merger involves two companies that are members of a regional ISO with a Commission-approved phase-in of ISO-wide rates and whose formation was a collaborative process involving all stakeholders, we will require Applicants to devise a mechanism that will maintain the bargain that was struck with regard to transmission rates in NEPOOL during the transition period.

     With respect to TEC-RI's protest, we agree with Applicants that TEC-RI's concerns involve state ratemaking issues that can be, and are properly addressed at the state level, since Applicants are not proposing to modify the wholesale CTC payments. Accordingly, we will not condition the merger as TEC-RI requests.

     Finally, we will not condition the merger as Massachusetts Municipals request. Because the proposed merger, as conditioned above, will not effect transmission rates in NEPOOL, the merger will not adversely effect Massachusetts Municipals' rates.

          4.   Effect on Regulation

     As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission

---------------

35 See NEPOOL's December 31, 1996 Transmittal Letter in Docket Nos. ER97-1079-000 and OA97-237-000.

36   New England Power Pool, 83 FERC 61,045 (1998), reh'g pending.

37 Under the transition period approved by the Commission, a composite pool-wide rate for RNS is phased in over 11 years. The phase-in is intended to mitigate cost shifting that would occur absent the phase-in.

(SEC). We are also concerned with the effect on state regulation where a state does not have authority to act on a merger.38

     Applicants state that the proposed merger will have a very limited impact on federal regulation. Applicants note that both NEES and EUA are currently registered holding companies under the Public Utility Holding Company Act of 1935 (PUHCA),39 and that both have existing Standards of Conduct (Standards) on file with the Commission which, among other things, govern the sale of non-power goods and services between franchised and non-franchised affiliates. Applicants commit to continue to adhere to these Commission- approved Standards.40 Applicants further contend that the proposed merger will have no adverse effect on state regulation. Applicants maintain that the affected state commissions (Massachusetts and Rhode Island) have direct jurisdiction over the consolidation of the operating companies, thus meeting the Commission's requirements in this area.41

     Intervenors, including the public utility commissions of the states of Massachusetts and Rhode Island, raise no issues of adverse impact on regulation.

     We note that Applicants sell power at market-based rates and are affiliated with power marketers, and, as discussed above, Applicants propose to abide by their existing Standards after the merger. However, for the purposes of administering market-based rate tariffs and implementing Standards of Conduct, the Commission requires that merging utilities treat one another as affiliates

---------------

38   Merger Policy Statement at 30,124-25.

39 We note that in connection with its earlier acquisition of NEES, National Grid also indicated that it would seek registered holding company status under PUHCA.

40 Specifically, Applicants propose to follow EUA's Standards following the HoldCo merger and to switch to NEES's Standards following the OpCo mergers.

41 Applicants indicate that the state commissions in New Hampshire and Vermont may also need to approve the transaction.

pending (and following) consummation of their merger.42 Accordingly, Applicants and their marketing affiliates are directed to file revised Standards within 15 days of the date of this order that recognize the pre-merger relationship and post-merger affiliation.

     In addition, we note that in National Grid/NEES, we conditioned our approval of that merger, in part, on National Grid's commitment to provide access to its books and records pursuant to section 301(c) of the FPA.43 Because National Grid (through its acquisition of NEES) is also acquiring EUA, our approval of this transaction is similarly conditioned. With these conditions, we find that the proposed merger will have no adverse effect on regulation.

          4.   Accounting Issues

     Applicants state that the Merger will be recorded using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. We have no basis to dispute Applicants' use of the purchase method of accounting and therefore approve its use.

     Applicants state that the acquisition premium, totaling approximately $231 million, and transaction costs, estimated at approximately $64 million,44 may be pushed down to (i.e., recorded on the books of) the EUA operating companies, and then moved to the appropriate NEES operating companies upon conclusion of the OpCo Mergers. Consistent with Commission precedent,45 we will approve Applicants' proposal to use push down accounting.

---------------

42   See, e.g., New Century Services, Inc., 86 FERC 61,307, at 62,065-66 (1999),
     reh'g pending; Western Resources, Inc., 83 FERC 61,110, at 61,533 (1998); Central and South West Services, Inc., 82 FERC 61,001, at 61,003, order on reh'g, 85 FERC 61,444 (1998).

43   87 FERC at 62,147.

44   See M.E. Jesanis Testimony, Ex. MEJ-6 at 1.

45 See El Paso Electric Co. and Central and South West Services, Inc., 68 FERC 61,181 at 61,918 (1994).

     C.   Joint Tariff and Notices of Cancellation

     Prior to the merger of NEP and Montaup, Applicants propose zonal rates under which current rates for LNS service under NEP's tariff would continue to apply to customers connected to NEP while current rates under Montaup's tariff would continue to apply to customers connected to Montaup. The Commission generally requires that affiliated systems adopt a single system rate reflecting the combined costs of the affiliated system.46 The Applicants state that, "as soon as practicable" after the closing of the NEES/EUA merger, the operating companies, e.g., Montaup and NEP will merge and will charge a single system rate based on the formula now used in NEP's individual open access tariff. The formula is based on the cost of the combined company, but is designed to hold Montaup's existing transmission dependent non-affiliated wholesale customers harmless.47 Only in the interim would NEP and Montaup continue to charge zonal rates.

     Hydro-Quebec and HQ Energy Services, Inc. (collectively Hydro-Quebec) filed a protest in which they reiterate concerns raised in NEP's and Montaup's various pending open access dockets regarding rates, terms and conditions of NEP's open access tariff, Docket Nos. ER98-4409-000 and ER98-4598-000 and Montaup's open access tariff, Docket No. ER99-1663-000.

     Many aspects of the formulas are not being filed for the first time in this proceeding, but are carried over from previous Montaup and NEP filings which are pending before the Commission. For instance, Applicants carry over NEP's return on equity (ROE) of 10.25% and Montaup's ROE of 11.1% which were adopted in prior settlements. Applicants further propose to reduce Montaup's depreciation expense to match the depreciation rates approved for NEP in Docket No. ER95-267-000. However, there are certain changes that are dependent on the timing of the merger. For example, Montaup's revenue requirement formula is based on the

---------------

46 See Promoting Wholesale Competition Through Open Access Non-discriminatory Transmission Services by Public Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, FERC Stats. & Regs. 31,036 at 31,729 (1996), order on reh'g, Order No. 888-A, FERC Stats. & Regs. 31,048 (1997), order on reh'g, Order No. 888-B, 81 FERC 61,248
     (1997), order on reh'g, Order No. 888-C, 82 FERC 61,046 (1998). See El Paso Electric Co. and Central and South West Services, Inc., 68 FERC 61,181 at 61,918 (1994).

47 As noted earlier, the switch to an average single system rate would result in an increase to Montaup's customers and a decrease to NEP's customers.

capital structure of EUA for the purpose of determining overall return. Depending on the timing of the holding company merger, such capital structure may be based on a locked-in EUA capital structure as last calculated prior to the holding company merger. In addition, the outcomes of other proceedings could also affect the rates. For example, Montaup has recently filed revisions to its ancillary service rates in Docket No. ER99-2941-000, some elements of the existing tariffs are pending before the Commission in other proceedings, and Montaup's formula rate may need to be revised to reflect its ongoing generation divestiture.

     Because issues concerning the proposed transmission rates are the subject of ongoing proceedings, we will conditionally accept the proposed rates, subject to Applicants submitting within 30 days of this order a mechanism to maintain the status quo with respect to LNS and RNS rates in NEPOOL during the transition period. Applicants filing should also reflect any resolution of ongoing proceedings in Docket Nos. ER98-4409-000, ER98-4598-000 and Docket No. ER99-1663-000. Finally, Applicants are directed to file a single-system rate proposal at the end of the NEPOOL transition period.

          3.   Non-Rate Terms and Conditions

     Applicants state in their testimony that both NEP's and Montaup's current tariffs follow the Commission's pro forma transmission tariff. NEP and Montaup are proposing to implement in the Joint Tariff a single set of non-rate terms and conditions which are based on NEP's and Montaup's open access transmission tariff for Phase I and NEP's open access transmission tariff for Phase II. Applicants have made minor changes in order to reflect consistency between NEP and Montaup, e.g., formula rates for interconnection agreements in lieu of section 205 filings, contract termination provisions reflecting settlement language, transfer of rights and obligations regarding the Hydro-Quebec High Voltage Direct Current (HVDC) facilities (currently pending before the Commission in Docket No. ER99-1663-000) and consistent cost treatment for interconnection of generation for local transmission into NEPOOL. Such revisions are identical to deviations from the pro forma tariff which were already accepted for either NEP or Montaup and merely accommodate practices already in place to reflect the need for consistency between NEP and Montaup.

          4.   Other Issues

     Massachusetts Municipals state that they are studying two cost issues regarding NEP's revenue requirement calculations. First, Massachusetts Municipals state that they find NEP's calculation of the "Yankee Adjustment" for return on common equity unclear. However, Massachusetts Municipals further state that they have received information from NEP, but need more time before concluding whether they object to the adjustment. Massachusetts Municipals do not raise any specific objections or seek any particular remedies regarding this issue. However, to the extent they may be seeking to delay the proceeding until they decide whether to supplement their protest, we deny that request. Their protest was already almost one month out of time, and it is speculative whether they will ultimately have any objections regarding this issue.

     Second, Massachusetts Municipals argue that NEP has failed to support an amortization of $3,700 for the month of December 1998 for an acquisition premium paid by NEP for the Quincy-Namath line. Applicants respond that the $3,700 monthly amortization was part of a settlement approved by the Commission in New England Power Co., Docket No. ER95-237-000. Applicants argue that Massachusetts Municipals' objection is a collateral attack on the previously approved settlement and that amortization has nothing to do with the NEES/EUA merger or the tariff changes proposed in this proceeding. Because Massachusetts Municipals' proffer no support for their argument against the acquisition premium amortization and do not state how their argument relates to this proceeding, we reject their argument.

     PG&E Gen Companies state that they seek assurance that the Joint Tariff does not result in transmission providers, rather than those such as PG&E Gen Companies who supply VAR support, receiving payment for this generator-provided service. They request modification of Schedule 2 to clarify that neither NEP nor Montaup intends to charge separately for VAR support under Schedule 2 of the Joint Tariff. Applicants respond that no modification of Schedule 2 is necessary because they will not recover VAR support charges under Schedule 2 after the Second Effective Date, i.e., the date on which the NEPOOL markets commence operation. In light of Applicants' response that the companies will not recover VAR charges after the Second Effective Date, we find that PG&E Gen Companies' concern is moot. Therefore, we deny PG&E Gen Companies' request.

     The Commission orders:

     (A) Applicants' proposed merger is hereby approved, as consistent with the public interest, subject to the commitments and conditions discussed in the body of this order.

     (B) The proposed use of the purchase method of accounting for the business combination, including pushing down the acquisition premium and transaction costs to the operating companies, is approved. Applicants must inform the Commission of any change in circumstances that would reflect a departure from the facts the Commission has relied upon in approving the merger accounting.

     (C) Applicants shall submit their proposed accounting for the merger consistent with the body of this order within six months of the date of consummation of the merger.

     (D) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

     (E) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

     (F) The Commission retains authority under section 203(b) of the FPA to issue supplemental orders as appropriate.

     (G) Applicants shall make appropriate filings under section 205 of the FPA, as necessary, to implement the transaction.

     (H) Applicants are hereby directed to notify the Commission of consummation of the merger within ten days of the date the merger is consummated.

     (I) The proposed Joint Tariff is hereby conditionally accepted for filing without hearing or suspension, to become effective on the date of the NEES/EUA merger, subject to the outcome of Docket Nos. ER98-4409-000 and ER98-4598-000 and Docket No. ER99-1663-000, and subject to Applicants filing a mechanism to maintain the status quo for LNS and RNS rates in NEPOOL during the transition period, as discussed in the body of this order.

     (J) The notices of cancellation are hereby accepted for filing without hearing or suspension, to become effective on the date of the NEES/EUA merger.

     (K) Applicants are hereby directed to file a revised Joint Tariff within 30 days of the NEES/EUA merger.

     (L) Applicants will be informed of rate schedule designations at a later date.


By the Commission.

(SEAL)

                                        /s/ Linwood A. Watson, Jr.
                                        ----------------------------------------
                                        Linwood A. Watson, Jr.
                                        Acting Secretary